Exhibit (a)(i)(xvi)
This announcement does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, and is being made to all holders of ordinary shares, ADSs and certain convertible notes of STATS ChipPAC Ltd., subject to compliance with applicable laws. Holders of such securities are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of the SEC at www.sec.com.
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March 24, 2007
Goldman Sachs clarifies over ‘Offer to purchase’ forms
We refer to the letter by Mr Lim Soo Heng, ‘Letter on share offer requests signing of forms but they were not enclosed’ (Online forum, March 22) and thank him for his feedback.
We would like to clarify that The Central Depository Pte Limited (‘CDP’) has arranged the despatch of the Offer materials, including the Offer to Purchase (‘OTP’) and the relevant forms, to all shareholders listed with CDP and those holding STATS ChipPAC Ltd’s (‘STATS’) shares through a securities account with CDP.
Details of shareholders who have bought shares, using their Central Provident Fund (‘CPF’) account or through a finance company or depository agent, are not recorded with CDP.
Mr Lim may have purchased the shares using: 1) his CPF account and through a CPF agent bank, 2) via a finance company or 3) via a depository agent.
If so, he would have only received the OTP from us and will receive acceptance details separately from the CPF agent bank, the finance company or the depository agent. This could be the reason that the acceptance form was not received together with the OTP.
It was necessary for us to request for Mr Lim’s securities account number with CDP to verify the records of his shareholdings in STATS. This is a measure that allows us to protect the interest of shareholders.
We regret any inconvenience caused to Mr Lim and trust the above clarifies and addresses his concerns.
Shareholders are encouraged to contact Goldman Sachs, the Financial Adviser to Singapore Technologies Semiconductors Pte Ltd, at 1800 889-2638 (within Singapore) / +65 6889-2638 (from overseas) if they have any queries.
We would like to mention that Singapore Technologies Semiconductors Pte Ltd has issued an announcement on March 16 relating to the offer.
The announcement contains, inter alia, instructions informing shareholders how and where to obtain copies of the Offer to Purchase, the Form of Acceptance and Authorisation, the Form of Acceptance and Transfer and other relevant documents.
Further details of the announcement can be found on the website of The Singapore Exchange (www.sgx.com).
Gurpreet Vohra
Executive Director
Goldman Sachs (Singapore) Pte.
(For and on behalf of Singapore Technologies Semiconductors Pte Ltd)